Exhibit 6.44
Exhibit 10.44

March 25, 2004

Jerome Chicvara, Chief Executive Officer
Fred Bowman, President
Portland Brewing Company
2730 NW 31st Avenue
Portland, Oregon 97210

Re: Commitment to Lend to Portland Brewing Company (the “Company”)

Dear Jerome and Fred:

        In connection with the asset purchase transaction between the Company and Pyramid Breweries Inc. and an acquisition subsidiary and a concurrent going private transaction (the “Potential Transactions”), the individuals and entities listed below (the “MacTarnahan Parties”) committed to lend money to the Company according to the terms and conditions set forth in a letter agreement dated January 24, 2004. In the January 24 letter agreement, the parties agreed to execute definitive documents consistent with the terms of the letter agreement within 30 days after the date of execution of the Asset Purchase Agreement in connection with the Potential Transactions. To date, the MacTarnahan Parties and the Company have not yet executed such definitive documents. By this letter, the MacTarnahan parties reaffirm their commitment to lend money to the Company in accordance with the terms of the January 24 letter agreement, and agree to extend the period for executing definitive documents until July 31, 2004.

        Please countersign this letter agreement to evidence the Company’s and the MacTarnahan Parties’ agreement with the terms outlined above.

Very Truly Yours,

/s/ Robert M. MacTarnahan
Robert M. MacTarnahan
On behalf of MacTarnahan Limited Partnership,
Harmer Mill & Logging Co., Robert M. MacTarnahan

/s/ R. Scott MacTarnahan
R. Scott MacTarnahan
On behalf of MacTarnahan Limited Partnership,
Harmer Mill & Logging Co., R. Scott MacTarnahan

Page 1 of 2 pages

Acknowledged:

Portland Brewing Company

/s/ Frederick Bowman
Name: Frederick Bowman
Title: President

cc: Portland Brewing Company Special Committee

Page 2 of 2 pages